SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, January 12, 2015 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, hereby announces to its shareholders and the market in general the signature of codeshare agreement with COPA Airlines. This partnership is still awaiting approval of Agência Nacional de Aviação Civil (ANAC) and Conselho Administrativo de Defesa Econômica (CADE).

“For GOL, this partnership with Copa Airlines complements our business in international markets and creates more benefits to our customers. Clients traveling for tourism or business will have more options and convenience to fly”, said Ciro Camargo, Head of Alliances at GOL.

The scope of the partnership will include codeshare cooperation on all flights between Copa´s Hub of the Americas in Panama City to and from Brazil, as well as select flights beyond Panama and select flights beyond Copa’s gateways in Brazil to more than 54 domestic cities and flights operated domestically by GOL in Brazil.

The companies also entered into an agreement related to the Frequent Flyer Program ("FFP"), which will allow the members of Gol’s Smiles the possibility to accumulate and redeem miles in all eligible flights operated by COPA.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 910 daily flights to 69 destinations, 15 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT COPA HOLDINGS, S.A.

Copa Airlines and Copa Airlines Colombia, subsidiaries of Copa Holdings, are leading Latin American providers of passengers and cargo services. The airlines currently offer service to 69 destinations in 30 countries in North, Central and South America and the Caribbean.  During Copa Airlines’ more than 65 years of uninterrupted operations, it has transformed the Hub of the Americas in Panama into the leading hub on the continent. Copa operates one of the youngest and most modern fleets in the industry, consisting of 98 aircraft -- 72 Boeing 737 Next-Generation aircraft and 26 Embraer-190s -- and has an on-time performance of almost 90 percent, on par with the major airlines worldwide. Copa received Skytrax awards for Best Airline and Best Cabin and Airport Crew in Central America and the Caribbean in 2013. Copa is a member of Star Alliance, the leading global airline network, offering passengers 1,316 destinations in 192 countries with more than 18,500 daily flights and 1,000 VIP lounges. To make reservations and seat assignments, participate in the world-renowned frequent-flyer program MileagePlus, keep a trip log, and check in for flights, print boarding passes and purchase tickets through secure online transactions in 11 different currencies, visit www.copa.com.

1	GOL Linhas Aéreas Inteligentes S.A

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.